Notice of Availability of Proxy Materials for Lightspeed Commerce Inc.’s Annual and Special Meeting of Shareholders Meeting Date and Location: When: Thursday, August 4, 2022 at 11 a.m. (Eastern Time) Where: Via live webcast online at https://web.lumiagm.com/472732974 Password: lightspeed2022 (case sensitive) You are receiving this notification as Lightspeed Commerce Inc. (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials to its shareholders and to advise that the proxy materials for the above noted shareholders’ meeting are available on the Internet. Using the notice and access model for delivery reduces the Corporation’s environmental footprint and substantially reduces its printing and mailing costs. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Proxy Circular and other proxy-related materials before voting. The Management Information Circular and other relevant materials are available at: https://www.meetingdocuments.com/TSXT/LSPD/ investors.lightspeedhq.com OR www.sedar.com How to obtain paper copies of the proxy materials The Corporation will provide a paper copy of the Management Information Circular to any shareholder upon request, free of charge, for a period of 1 year from the date the Management Information Circular is filed on SEDAR. You may request a paper copy at any time before the meeting on the web at www.meetingdocuments.com/TSXT/LSPD or by contacting TSX at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries). Please be sure to keep your proxy form or voting instruction form, because you will not receive another copy if you request a paper copy of the meeting materials. After the meeting, such requests may be made by calling the same numbers. Please allow a period of 3 business days for processing your request as well as usual mailing times.

Notice of Annual and Special Meeting of Shareholders The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular where disclosure regarding the matter can be found. 1. Election of Directors – Page 10 2. Appointment of Auditors – Page 20 3. Advisory Vote on Executive Compensation – Page 21 4. Approval of the Forum Selection By-Law – Page 22 Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 11:00 a.m. (Eastern Time) on August 2, 2022. PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial Statements delivery • Only to Registered and Beneficial Holders who opted to receive one. Questions? If you have any questions about this notice or notice-and-access generally, please contact TSX Trust Company: Phone: 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries) Email: shareholderinquiries@tmx.com